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                                  Exhibit 4.15

                   AFFINITY INTERNATIONAL TRAVEL SYSTEMS, INC.
                             100 Second Avenue South
                                  Suite 1100 S
                          St. Petersburg, Florida 33701

January 26, 2000

Mr. Rodney R. Schoemann, Sr.
Managing Member
Schoemann Venture Capital, LLC
3904 Wheat Drive
Metairie, Louisiana 70002

      RE: Termination of Terms and Conditions of Such Agreements by and between Affinity International Travel Systems, Inc.
            and Schoemann Venture Capital, L.L.C.

Dear Rodney:

      Thank you for participating in our recent telephone conferences regarding the proposed termination and waiver of certain agreements by and between Affinity International Travel Systems, Inc. ("AFFT") and Schoemann Venture Capital, L.L.C. ("SVC") and the agreement as to certain other terms and conditions as more fully set forth hereinafter.

      As we discussed, both AFFT and SVC desire to terminate all rights of SVC, all obligations and duties of each of SVC and AFFT, and all other terms and conditions of the agreements as set forth herein for the mutual benefit of all parties involved. As such, this letter, with your consent, evidenced by your execution of this letter where indicated below, as of the date hereof, will terminate all terms and conditions of such agreements. Notwithstanding the foregoing, nothing contained herein shall have the effect of terminating, altering or modifying the subscription for shares of common stock of AFFT by SVC or the acceptance thereof by AFFT. Additionally, AFFT will issue to SVC warrants and will amend previously issued warrants to purchase common stock of AFFT, as set forth more fully on Schedule A attached hereto and made a part hereof.

      From and after the date hereof, all provisions of the following agreements will be null and void:

      1. That certain Subscription Agreement by and between AFFT and SVC dated January 15, 1999, as amended January 31, 1999, pursuant to which SVC subscribed for a convertible note in the principal amount of $222,000;

      2. That certain Subscription Agreement by and between AFFT and SVC dated April 23, 1999, pursuant to which SVC subscribed for a convertible note in the principal amount of $1,000,000;


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      3. That certain Subscription Agreement by and between AFFT and SVC dated
June 10, 1999, pursuant to which SVC subscribed for a convertible note in the principal amount of $1,000,000;

      4. That certain Subscription Agreement by and between AFFT and SVC dated December 20, 1999, pursuant to which SVC subscribed for 714,286 shares of AFFT;

      5. That certain Warrant Subscription Agreement by and between AFFT and SVC dated January 15, 1999, pursuant to which SVC subscribed for warrants to purchase 250,000 shares of AFFT;

      6. That certain Warrant Subscription Agreement by and between AFFT and SVC dated April 23, 1999, pursuant to which SVC subscribed for warrants to purchase 750,000 shares of AFFT;

      7. That certain Warrant Subscription Agreement by and between AFFT and SVC dated June 10, 1999, pursuant to which SVC subscribed for warrants to purchase 2,750,000 shares of AFFT;

      8. That certain Consulting Agreement by and between AFFT and SVC dated April 23, 1999, as amended June 1, 1999, pursuant to which SVC received warrants to purchase 750,000 shares of AFFT; and

      The aforementioned agreements are hereinafter collectively referred to as the "Agreements".

      All rights, obligations and duties of each of SVC and AFFT, as well as any person or entity acting on behalf of, or any transferee or assignee of either AFFT or SVC, contained in the Agreements shall null and void and of no further effect, including, but not limited to, those provisions relating to use of proceeds, right of first refusal in connection with future financings by AFFT, registration of shares, whether by demand or otherwise, sales of additional investor shares, co-sale rights, stock splits and put rights.

      As consideration for the waiver and termination of the rights afforded to SVC in the Agreements, AFFT hereby agrees and covenants to the following:

      A. AFFT will file, and will use its best efforts to cause to become effective a registration statement under the Securities Act of 1933, as amended (the "Act") registering all shares of common stock owned and/or purchased by, and all shares underlying all warrants purchased and/or granted and/or issued in all transactions involving, SVC or GCD Investments, LLC ("GCD") (regardless of the present holder of record or otherwise) provided that all stockholders whose shares are to be registered complete and provide AFFT with a selling stockholder questionnaire.


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      B. SVC will earn, and AFFT will pay, a commission equal to five percent
(5%) of the gross investment proceeds received by AFFT (i) from investors introduced to AFFT by SVC and with whom AFFT has no prior relationship, or (ii) in a transaction in which SVC's efforts were instrumental in negotiating and closing on behalf of AFFT, or (iii) in a transaction in which James E. Hicks' or
J. Edgar Capital's efforts were instrumental in negotiating and closing on behalf of AFFT. Such payment will be paid to SVC within ten (10) business days from receipt of such investment proceeds by AFFT. Within two (2) business days after the receipt of investment proceeds received pursuant to subsection (iii) above, AFFT will provide notice to SVC by facsimile or overnight courier of the receipt of such proceeds. If such payment is not received within such ten (10) business day time period, the outstanding amount will accrue simple interest at the rate of five percent (5%) per annum based on a 360-day year; provided, however, that acceptance of such interest shall in no way constitute a waiver of any other rights that SVC may have hereunder or at law.

      C. AFFT will pay SVC a consulting fee in the amount of $13,333.32 per month until a registration statement under the Act covering (i) all shares of common stock originally purchased by SVC and GCD that are specifically identified in a selling stockholder questionnaire to be completed by the selling stockholder and provided to AFFT, and (ii) all shares of common stock underlying all warrants purchased by, issued to or granted to SVC and/or GCD is declared effective by the United States Securities and Exchange Commission ("SEC"). Such payment must be received by SVC within five (5) business days of the first (1st) day of each month. If such payment is not received within such time period, the outstanding amount will accrue simple interest at the rate of five percent (5%) per annum based on a 360-day year. It is acknowledged that a payment was due and payable to SVC on February 1, 2000 which payment is currently outstanding and next consulting payment is due and payable on March 1, 2000.

      D. Beginning on February 25, 2000 and until the effective date of the aforementioned registration statement, AFFT will maintain adequate current public information in satisfaction of the requirements for resales of restricted stock pursuant to Rule 144 under the Act ("Rule 144") and Rule 15c-2(11) under the Exchange Act, including, but not limited to, the publication over a nationally recognized reporting service or newswire of annual audited financial statements and semi-annual interim unaudited balance sheets and income statements. Additionally, if it becomes necessary for SVC or GCD or any recipient of any shares of common stock of AFFT from either SVC of GCD to utilize Rule 144 for a resale of such common stock, AFFT will cause its legal counsel to promptly provide the necessary opinion to the transfer agent for AFFT, but in no event later than ten (10) business days from the provision of all required documents to such counsel, allowing such resale in reliance on Rule
144. Notwithstanding the foregoing sentence, such legal counsel will not be required to issue any such opinion if it has determined in good faith that Rule 144 is not available for the contemplated resale.

      E. AFFT will promptly pay all reasonable legal fees, costs and expenses of SVC incurred in connection with the transactions contemplated hereby and/or referred to herein (including expenses (exclusive of underwriting discounts and commissions) in connection with the registration of the shares to be registered pursuant to Paragraph A above).


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      Each party hereto acknowledges that a refusal without just cause by such party to consummate the transactions contemplated hereby will cause irreparable harm to the other party, for which there may be no adequate remedy at law. A party not in default at the time of such refusal shall be entitled, in addition to other remedies at law or in equity, to specific performance of the agreement contained herein by the party that so refused or failed to consummate the transactions contemplated hereby. In any action to enforce the terms hereof, the successful party shall be entitled to recover its reasonable attorneys' fees, costs and expenses from the party who refused or failed to perform this Agreement.

      Nothing in this letter nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by both parties.

      Subject to compliance with applicable securities laws, the provisions of this agreement may be specifically assigned, transferred, pledged, encumbered, mortgaged or otherwise alienated by SVC, and AFFT shall be bound by the terms hereof to such assignee or transferee.

      The consummation of the transactions contemplated herein is conditioned on the receipt of all necessary approvals of the board of directors of AFFT.

      It is specifically agreed that this letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

      If you agree with the foregoing, please execute this letter where indicated below to evidence your (i) consent to terminate the Agreements and
(ii) acceptance of the terms and conditions as contained herein.


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                                          AFFINITY INTERNATIONAL
                                          TRAVEL SYSTEMS, INC.


                                          /s/ D.G. Brandano
                                          --------------------------------
                                          DANIEL G. BRANDANO
                                          President and
                                          Chief Executive Officer

      Consented to and accepted this 26th day of January, 2000.

                                    Name: Schoemann Venture Capital, L.L.C.


                                          /s/ Rodney R. Schoemann, Sr.
                                          --------------------------------
                                          RODNEY R. SCHOEMANN, SR.
                                          Managing Member


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                                   SCHEDULE A

                                    WARRANTS

            Effective Date of
            Original Issuance       No. of Warrants         Exercise Price
            -----------------       ---------------         (as amended)

1.          January 15, 1999        250,000                 $0.25

2.          April 23, 1999          750,000                 $0.25

3.          June 1, 1999            750,000                 $0.25

4.          June 10, 1999           2,750,000               $0.25

5.          December 20, 1999       1,950,000               $0.25


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